EXHIBIT 99.1

Equinor ASA: Key information relating to cash dividend for the third quarter 2025

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for the third quarter 2025.

Cash dividend amount: 0.37

Announced currency: USD

Last day including rights: 13 February 2026

Ex-date Oslo Børs: 16 February 2026

Ex-date New York Stock Exchange: 17 February 2026

Record date: 17 February 2026

Payment date: 27 February 2026

Date of approval: 28 October 2025

Other information: The cash dividend per share in NOK will be communicated on 23 February 2026.

This information is published in accordance with the requirements of the Euronext Oslo Børs Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.